Exhibit 8.7

                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017


                                (212) 450-4571

                                                                 March 7, 1996

Morgan Stanley Group Inc.
1585 Broadway
New York, N.Y.  10036

         Re:  Morgan Stanley Group Inc. Exchangeable
               Notes Due March 29, 2002

Dear Sirs:

         We have acted as special tax counsel for you in connection with the issuance of your $80,000,000 Exchangeable Notes Due March 29, 2002 exchangeable for shares of common stock of Johnson & Johnson (the "Notes").
In our opinion, the discussion set forth below is a summary of the material U.S. federal income tax considerations that are generally relevant to holders of the Notes. The summary is based on tax laws in effect as of the date hereof, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not address all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold Notes as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and does not deal with persons subject to special rules, such as certain financial institutions, insurance companies, dealers in options or securities or purchasers holding Notes as a part of a hedging transaction or straddle. This summary also does not deal with holders other than initial holders of the Notes who purchase Notes at the Issue Price. Because of the absence of authority on point, there are substantial uncertainties regarding the U.S. federal income tax consequences of an investment in the Notes.

         There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors should be urged to consult their tax advisors as to the possible consequences of holding the Notes.

United States Holders

         As used herein, the term "United States Holder" means a holder of a Note that is (i) a United States citizen or a resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source or
(iv) a person otherwise subject to U.S. federal income taxation on a net income basis in respect of such holder's ownership of the Notes.

         The Notes will be treated as debt for United States federal income tax purposes. Although proposed Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

         Under general United States federal income tax principles, upon maturity of the Notes, a United States Holder will recognize gain or loss equal to the difference between the amount realized at maturity (i.e., the sum of the par amount and the Supplemental Redemption Amount received) by the Holder and such Holder's tax basis in the Note. Any loss recognized at maturity will be treated as capital loss. It is unclear, however, under existing law whether gain recognized at maturity will be treated as ordinary or capital in character. Subject to further guidance from the Internal Revenue Service, we understand that you intend to treat such gain as interest income and to report such amounts accordingly.

         United States Holders that have acquired debt instruments similar to the Notes and have accounted for such debt instruments under proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4 may be deemed to have established a method of accounting that must be followed with respect to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method. Absent such consent, such a Holder may be required to account for the Note in the manner prescribed in withdrawn Treasury regulation Section 1.1275-4. The Internal Revenue Service, however, would not be required to accept such method as correct.

         Any gain or loss recognized on the sale or other exchange of a Note prior to maturity will be treated as capital in character.

         Certain noncorporate United States Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest (including original issue discount, if any) on, and the proceeds of disposition of, a Note. Backup withholding will apply only if the Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to report properly payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

         The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Foreign Holders

         As used herein, the term "Foreign Holder" means a person or entity that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

         A Foreign Holder will generally not be subject to United States federal income taxes, including withholding taxes, on payments of principal, premium, if any, or interest on a Note, or any gain arising from the sale or disposition of a Note provided that (i) any such income is not effectively connected with the conduct of a trade or business within the United States,
(ii) such Foreign Holder is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company, (iii) the Foreign Holder (if an individual) is not present in the United States 183 days or more during the taxable year of the disposition and (iv) the required certification of the non-United States status of the beneficial owner is provided.

         The 31% "backup" withholding and information reporting requirements will generally not apply to payments by the Company or its agents of principal, premium, if any, and interest on a Note, and to proceeds of the sale or redemption of a Note before maturity, if the required certification of the holder's non-United States status is provided.

         Foreign Holders of Notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Foreign Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service (the "Service").

         A Note held by an individual who at the time of his death is not a citizen or domiciliary of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that (i) interest paid to such individual on such Note would not be effectively connected with the conduct by such individual of a trade or business within the United States and (ii) such individual is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement"). Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Pricing Supplement.

                                 Very truly yours,

                                 Davis Polk & Wardwell